May 21, 2013

VIA EDGAR

Securities and Exchange Commission
Investment Company Division
100 F. Street, N.E.
Washington, DC 20549

Attention:           Office of Filings, Information & Consumer Services

Re:	Henderson Global Funds (the “Registrant”)
(File Nos. 333-62270 and 811-10399)
Post-Effective Amendment No. 70 to the Registration Statement on Form N-1A

To the Commission:

The Registrant hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended, (the “1933 Act”) the withdrawal of Post-Effective Amendment No. 70 under the 1933 Act and Amendment No. 72 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A which was filed as EDGAR submission type 485APOS with Securities and Exchange Commission on April 2, 2013, (Accession No. 0000891804-13-000503) for the purpose of adding three additional series to the Registrant (the “Funds”).

No securities of the Funds were sold, or will be sold, pursuant to the Registration Statement.

Please direct any comments or questions on this filing to the undersigned at (312) 915-9144.

Very truly yours,

/s/ Christopher K. Yarbrough

Christopher K. Yarbrough
Secretary of Henderson Global Funds